Filed by Umpqua Holdings Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company:  Umpqua Holdings Corporation
Commission File No.:  001-34624
Date:  October 12, 2021
The following are relevant excerpts of the document that was  made available to associates of Umpqua Holdings Corporation on October 12, 2021.

Umpqua Bank &
Columbia Bank
Together for Better

Umpqua Bank Associate Packet

Overview

For the past two years, our vision has been to become the Business Bank of Choice. It’s a big idea. Exciting. Bold. Audacious.

At every step, partnership has been essential. With one another, with our customers and with other like-minded, committed partners. Today, we’re excited to announce that we’re coming together with Columbia Bank in a transformational partnership that will dramatically accelerate our ability to make that big idea a reality.

Together, we’ll be a one-of-a-kind regional bank able to continue serving our customers and communities at the highest possible level through our shared integrity, expertise and commitment. Together, our combined company will have both the scale and size and the integrity and humanity to build lasting prosperity in the communities we serve unlike ever before.

Umpqua Bank & Columbia Bank
Together for Better.

Umpqua Bank &
Columbia Bank At a Glance

Individually, Columbia and Umpqua are two of the West Coast’s strongest regional banks. Together, we’ll be the West’s largest regional bank, one with significant size and strength, a sophisticated product mix – and a deep commitment to operating with the values and service of a relationship-based bank.

Here are just a few of the many qualities we share:

Columbia Bank Overview	Umpqua Bank Overview

Founded 1993	Founded 1953
Over $19 billion in assets	$30 billion in assets
More than 150 locations	More than 200 locations
Approximately 2,200 associates	Nearly 4,000 associates

Commitment to Excellence	Commitment to Excellence

•	JD Power	•	PBJ Most Admired
•	Washington’s Best Workplaces	•	Forbes
•	Forbes	•	JD Power
•	Philanthropy	•	Philanthropy

Commitment to Communities	Commitment to Communities

•	40 hours of paid volunteerism per year	•	40 hours of paid volunteerism per year through Connect Volunteer Program
•	Associates have reported over 100,000 hours of volunteer time since 2016	•	Associates have volunteered more than 500,000 hours
•	Matches associate donations to non-profit organizations	•	Associate Giving match program
•	Provided over $1 million to COVID relief organizations	•	More than $3 million in grants and investments to support small businesses and communities impacted by COVID

UmpquaBank Associate
FAQs

General Information FAQs

Why are Umpqua and Columbia coming together?

For nearly two years, we’ve been focused on advancing our strategy to become the West’s Business Bank of Choice. To complement our strong retail presence and offerings, we’ve invested in talent and tools to enhance our ability to serve businesses and articulated a new purpose and brand to accelerate this work.

Columbia Bank is one of the strongest and most respected banks in our region, and an organization that shares our values and commitment to serving customers and communities at the highest possible level. By combining our companies, we’ll create one of the largest regional banks on the West Coast, with the scale, size and flexibility to create powerful opportunities for our associates, customers, communities and shareholders.

This transaction dramatically accelerates our Business Bank of Choice strategy and will position Umpqua Bank as the West’s leading regional bank. It will bring together two organizations that share a deep commitment to the associates, customers and communities we serve. We both strive every day to exceed the expectations of our customers and communities, work collaboratively toward common goals, and give back to the communities we serve in meaningful and significant ways.

Together, we will enhance our ability to serve all of our stakeholders. With our combined size and scale, we’ll be able to create expanded opportunities for associates and serve clients through a more comprehensive suite of solutions. We expect it will also strengthen our ongoing investment in our communities and create tremendous value for shareholders.

Why now?

The opportunity to partner with an organization that shares our values and will help us achieve our goals doesn’t come along every day. This combination will enable us to dramatically accelerate our Business Bank of Choice strategy and position Umpqua Bank as the West Coast’s leading regional bank.

Our combined organization will provide opportunities for associates, customers and communities that exceed what we could achieve separately. Together, we will become the West’s Bank of Choice, one that’s even stronger than we are today.

Who is Columbia Bank?

Columbia Bank is a strong community bank headquartered in Tacoma, Washington focused on building deep, meaningful relationships with their customers and communities. Founded in 1993, Columbia has more than 150 locations throughout Washington, Oregon, California and Idaho. Like Umpqua, they meet the needs of their business and personal clients through a combination of their bankers’ expertise and a comprehensive array of financial solutions and tools. Making a positive contribution to the communities they serve is a central part of Columbia’s culture and brand, and they actively invest their time, talent and resources to make their communities better places to live and work.

Like Umpqua, Columbia Bank believes that their people make the difference. The strength of their bank and culture are built upon their ability to attract and retain talented associates who possess industry expertise, deep knowledge of and affinity for our local community and a commitment to maintaining exceptional customer service standards. Relationships are the cornerstone of the Columbia Bank brand and they’ve achieved prominent recognition over the years as a result of their commitment to excellence.

Will there be a name change?

Yes. To reflect that this is a true partnership, we’ve created a naming structure that represents both organizations and allows us to continue to benefit from the brand recognition we’ve both built over the years. The combined bank’s name will be Umpqua Bank and we will operate our wealth management division under the banner of Columbia Wealth Management. The name of our holding company will be Columbia Banking System, Inc. and our stock will be traded under the COLB symbol. These changes will become effective when the merger closes, which we expect to occur in mid-2022, subject to regulatory and shareholder approvals and the satisfaction of other closing conditions.

When will this transaction be complete?

This transaction is still subject to the satisfaction of certain closing conditions, including the receipt of regulatory and shareholder approvals. This process will unfold over the months to come, and we anticipate a close to occur in mid- 2022. Until that time, Umpqua and Columbia will remain separate, independent companies and we continue to operate as usual. This means that we must each continue to focus on our day-to-day responsibilities to support our customers and communities.

Are we acquiring Columbia or vice versa?

The terms merger and acquisition are often confused in these announcements, but the structure of the transaction is clear: this is a true partnership, a combination of two leading institutions. The Boards and Executive Teams of both banks have been blended to create a combined leadership team that represents both organizations. The bank will carry the Umpqua name while the holding company and wealth management business will continue under the Columbia name. As part of bringing our companies together, we’ll be working to refresh our brand to reflect the combined strength and integrity of our go forward organization.

Who will be on the leadership team of the combined company?

As part of this partnership we’ve formed a new go-forward executive team that will go into effect when the merger closes. Umpqua’s President & CEO, Cort O’Haver, will serve as Executive Chair, with Columbia President & CEO, Clint Stein, serving as CEO of the combined bank. Over the coming weeks, a project team made up of leaders from both companies will begin working to determine how best to bring our two organizations together, including who will serve in other key executive positions. We look forward to providing additional details as the integration planning team works through their process and additional decisions are made.

Where will the company be headquartered?

Reflecting the combination of our teams, the company will have significant locations in both Oregon and Washington. The holding company will be headquartered in Tacoma, Washington and the bank will be headquartered in the Portland Metropolitan area in Oregon.

What can I expect between now and when our companies come together?

During this period, it is critical we continue to remain focused on meeting the needs of our customers while beginning to plan for how to best share the benefits of our partnership.

Over the coming weeks, we will begin an integration planning process, which will include an analysis of products and services, an evaluation of systems, processes and procedures, and important staffing decisions. Providing you with open, proactive and transparent communications is a top priority, and you can expect to receive regular communication as decisions are made.

We also expect that leaders from Columbia will be reaching out to introduce themselves as the integration planning process moves forward. Both leadership teams are excited to get to know associates across both organizations and eager to provide the support needed to ensure a smooth transition for you and for our customers.

Importantly, until the transaction closes, Umpqua and Columbia remain separate, independent companies. That means we are operating as usual and are relying on you to remain focused on your day-to-day responsibilities to support our customers and communities.

How do I answer customer questions?

We expect our customers to have questions and want you to be prepared to answer them with confidence. This is an exciting partnership that will provide clear benefits to our associates, customers and communities and sharing that message with customers is critical during the next few weeks. Customers will look to you for reassurance and confidence and their perception of the combination will be created during these initial conversations, so how you share the message is as important as the information itself. In addition to the customer FAQ you’ll find later in this packet, we’ve also created a Customer Communication Guide you can find HERE. It’ll help you communicate the many benefits of this partnership to our customers and communities.

If I’m contacted by the media, what should I do?

As always, continue to follow our current media relations policy and direct any media inquiries to our communications team at communications@umpquabank.com.

Where can I find more information about Columbia?

Basic information about Columbia Bank products and services can be found at ColumbiaBank.com. We’ll be providing additional information about Columbia’s culture, company and the transition in the coming weeks and months.

Customer FAQ

What does this mean for customers?

This combination is an exciting opportunity for customers of both banks. As one of the largest and strongest regional banks in the West, the combined organization will be able to provide customers with access to a broad network of locations and ATMs that spans the west coast and a robust suite of combined financial solutions to meet their business and personal needs, all with a continued commitment to provide the highest level of service. In addition, customers will continue to see our combined company as an active partner in our communities.

Following the close of the merger, we expect to complete a conversion of systems and processes in order to ensure all of our customers are able to access the benefits and services of our combined organization. Making the transition a smooth experience is our top priority as we move forward.

Until the transaction closes, which, subject to the satisfaction of certain closing conditions, including the receipt of regulatory and shareholder approvals, we expect to occur in mid-2022, Umpqua and Columbia remain separate, independent companies. This means we are continuing to operate as normal, and customers should see no change in the way we support them.

Will there be any interruption to customer service?

No, customers can continue to bank as they usually would with no interruption to the services they enjoy today. Customers can continue to use their debit cards, checks, online and mobile banking and all other services as they always have. No systems will convert until after closing. And we will carefully plan, prepare, educate and communicate to customers and associates well in advance.

What about customers who have a loan in process?

Customers will continue to move through the same loan process they’re used to at this time. Any changes to the loan process that occur in the future will be communicated to you well in advance. We’re eager to continue meeting the variety of lending and banking needs in our communities.

What will happen to our accounts and services?

Nothing will change prior to the close of the merger. The majority of changes will occur at the time of the systems conversion. A handful of changes are usually necessary on closing day due to consumer regulatory requirements. As the integration project team moves forward, the need for any changes will become clear and we’ll make sure that you and our customers know of any changes well in advance.

Will there be any store closures?

Due to the overlap between some retail locations in our footprint, we expect there may be some consolidation as we combine our organizations. We’ll begin to evaluate a variety of factors from location to customer experience in the coming months to develop a plan to consolidate our combined footprints and teams that operate them. We’ll share that with you as soon as possible.

Can customers use stores at both banks?

Customers will only be able to transact business at the bank where they opened their accounts until after the close of the transaction. At that time, their everyday banking will be possible at any of our combined bank locations. Instructions, procedures and training to accommodate these capabilities will be provided in advance.

Can customers use ATMs at both banks without a fee?

Customers must continue to use ATMs at the bank where they opened their accounts to avoid a Foreign ATM Fee until after the closing of the merger. After the transaction is complete, customers will be able to use all ATMs from either bank without incurring Foreign ATM Fees.

Are rates changing?

Rates have not changed as a result of the proposed merger. You will continue to manage your rates as you always have until after the closing of the merger. At that time, we’ll adopt combined pricing and rate management processes. Plenty of communication about any changes will be provided in advance.

What Happens Next

What to expect in the weeks ahead.

The next few weeks and months are an important time for our companies as the project team including leaders from both companies begins to plan for how best to bring our two organizations together following the close of the transaction. While the project team begins its work, we are relying on you to remain focused on serving our customers at the highest possible level.

The leadership teams of both Umpqua and Columbia share a commitment to proving regular, proactive updates, particularly in times of change. As we embark on this exciting journey, we’re committed to providing you with regular updates and information as well as answers to your questions.

While there’s much we don’t yet know, we have created a communications program to keep you informed, provide opportunities for you to ask questions and allow easy access to information.

1. Your Questions	4. All Hands CEO Calls

If you have questions and don’t find an answer in the materials in this packet or on The Insider, submit them through this LINK on the Insider. We’ll compile answers to commonly asked questions to share company wide.

Cort and Tory will host this month’s All Hands Call on Thursday as planned. Going forward, we’ll begin hosting regular joint broadcast calls and videos to provide you with updates on our progress and also answer the top questions that have been submitted through the Insider form provided above.

2. Virtual Town Halls	5. Market Visits

Next month, we’ll host the first in a series of town hall meetings that will be an opportunity to meet with leaders of both Umpqua and Columbia, ask questions and hear the latest updates as we work to bring our companies together.

Due to the constantly changing COVID requirements, market visits are a challenge. Leadership from our two companies will be working to begin informal visits in the coming weeks and we’re also working on a series of virtual visits to make it possible for as many of you as possible to get a chance to say hello, make introductions and begin getting to know one another.

3. Regular Updates

We are committed to keeping you informed and will provide regular updates on the integration planning process in a new Merger Update email company wide.

Forward-Looking Statements

This communication may contain certain forward-looking statements, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the plans, objectives, expectations and intentions of Umpqua Holdings Corporation (“Umpqua”) and Columbia Banking System, Inc. (“Columbia”), the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. All statements other than statements of historical fact, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as “expect,” “anticipate,” “believe,” “intend,” “estimate,” “plan,” “target,” “goal,” or similar expressions, or future or conditional verbs such as “will,” “may,” “might,” “should,” “would,” “could,” or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements: changes in general economic, political, or industry conditions; the magnitude and duration of the COVID-19 pandemic and its impact on the global economy and financial market conditions and Umpqua’s and Columbia’s respective businesses, results of operations, and financial condition; uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Federal Reserve Board or the effects of any declines in housing and commercial real estate prices, high or increasing unemployment rates, or any slowdown in economic growth particularly in the western United States; volatility and disruptions in global capital and credit markets; movements in interest rates; reform of LIBOR; competitive pressures, including on product pricing and services; success, impact, and timing of Umpqua’s and Columbia’s respective business strategies, including market acceptance of any new products or services and Umpqua and Columbia’s ability to successfully implement efficiency and operational excellence initiatives; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations; changes in laws or regulations; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement to which Umpqua and Columbia are parties; the outcome of any legal proceedings that may be instituted against Umpqua or Columbia; delays in completing the transaction; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); the failure to obtain shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all; changes in Umpqua’s or Columbia’s share price before closing, including as a result of the financial performance of the other party prior to closing, or more generally due to broader stock market movements, and the performance of financial companies and peer group companies; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Umpqua and Columbia do business; certain restrictions during the pendency of the proposed transaction that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the ability to complete the transaction and integration of Umpqua and Columbia successfully; the dilution caused by Columbia’s issuance of additional shares of its capital stock in connection with the transaction; and other factors that may affect the future results of Umpqua and Columbia. Additional factors that could cause results to differ materially from those described above can be found in Umpqua’s Annual Report on Form 10-K for the year ended December 31, 2020 and its Quarterly Reports on Form 10-Q for the three-month periods ended March 31, 2021 and June 30, 2021, which are on file with the Securities and Exchange Commission (the “SEC”) and available on Umpqua’s investor relations website, www.umpquabank.com, under the heading “Financials,” and in other documents Umpqua files with the SEC, and in Columbia’s Annual Report on Form 10-K for the year ended December 31, 2020, its Quarterly Reports on Form 10-Q for the three-month periods ended March 31, 2021 and June 30, 2021, which are on file with the SEC and available on Columbia’s website, www.columbiabank.com, under the heading “Financial Information” and in other documents Columbia files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Umpqua nor Columbia assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward- looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward- looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Important Additional Information And Where To Find It

In connection with the proposed transaction (the “Transaction”), Columbia will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of Umpqua and Columbia and a Prospectus of Columbia, as well as other relevant documents concerning the Transaction. Certain matters in respect of the Transaction involving Umpqua and Columbia will be submitted to Umpqua’s and Columbia’s shareholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Umpqua and Columbia, without charge, at the SEC’s website, www.sec.gov. Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Umpqua Holdings Corporation, Attention: Andrew Ognall, One SW Columbia Street, Suite 1200, Portland, OR 97204, 503-727-4100 or to Columbia Banking System, Inc., Attention: Investor Relations, P. O. Box 2156, MS 3100, Tacoma, WA 98401-2156, 253-471-4065.

Participants In The Solicitation

Umpqua, Columbia, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Umpqua and Columbia in connection with the Transaction under the rules of the SEC. Information regarding Umpqua’s directors and executive officers is available in Umpqua’s definitive proxy statement relating to its 2021 Annual Meeting of Shareholders, which was filed with the SEC on March 5, 2021, and other documents filed by Umpqua with the SEC. Information regarding Columbia’s directors and executive officers is available in Columbia’s definitive proxy statement relating to its 2021 Annual Meeting of Shareholders, which was filed with the SEC on April 12, 2021, and other documents filed by Columbia with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/ prospectus relating to the Transaction. Free copies of this document may be obtained as described in the preceding paragraph.